December 28, 2022

DUNXIN FINANCIAL HOLDINGS LIMITED

Please be advised of the following **Depositary's Notice of Annual General Meeting of Shareholders:**

Depositary Receipt Information

CUSIP:	26605Q106	(DTC Eligible)	**ADS ISIN:**	US26605Q1067
Country of Incorporation:	Cayman Islands			
Meeting Details:	Annual General Meeting at 10:00 a.m. Beijing time at 23th Floor, Lianfa International Building, 128 Xudong Road, Wuchang District, Wuhan City, Hubei Province, People's Republic of China, 430063			
ADS Record Date:	December 22, 2022			
Meeting Date:	January 16, 2023			
Meeting Agenda:	The Company's Notice of Meeting, including the Agenda, is available at the Company's website: http://hbctxed.com/			
Ratio (ORD:ADS):	48 : 1			

FOR INFORMATIONAL PURPOSES ONLY

Holders of American Depositary Shares ("ADSs") representing ordinary shares (the "Deposited Securities") of DUNXIN FINANCIAL HOLDINGS LIMITED (the "Company") are hereby notified of the Company's Annual General Meeting of shareholders. No proposal will be submitted to shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and beneficial owners of the Company's American Depositary Shares ("ADSs") to discuss Company affairs with management.

The board of directors of the Company has fixed the close of business on December 22, 2022 as the record date (the "Record Date") for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of the Company's shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company's ADSs are welcome to attend the AGM in person.

ADS holders may obtain a copy of the Company's annual report on Form 20-F, free of charge, from our website at http://hbctxed.com/.

Holders and persons and/or entities having a beneficial interest in any ADSs ("Beneficial Owners") are advised that (a) the Depositary has not reviewed the Company's website or any of the items thereon, and is not liable for the contents thereof, (b) neither the Depositary nor any of its affiliates controls, is responsible for, endorses, adopts, or guarantees the accuracy or completeness of any information contained in any document prepared by the Company or on the Company's website and neither the Depositary nor any of its affiliates are or shall be liable or responsible for any information contained therein or thereon.

For further information, please contact:
Depositary Receipts
Phone: (800) 821-8780
db@astfinancial.com